SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Diversicare Healthcare Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

255104101

(CUSIP Number)

December 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 97717W539	Page 1 of 4 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons Central Funding LLC. Federal Tax ID Number: 55-0786187.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☑
3)	SEC USE ONLY
4)	Citizenship or Place of Organization West Virginia
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 400,000.0222
	6)	Shared Voting Power None
	7)	Sole Dispositive Power 400,000.0222
	8)	Shared Dispositive Power None
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000.0222
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 6.5%*
12)	Type of Reporting Person (See Instructions) OO (limited liability company)

*	Percentage ownership calculated based upon an aggregate 6,156,428 shares outstanding as of October 31, 2014.

Page 2 of 4 Pages

ITEM 1	(a) -	NAME OF ISSUER:

Diversicare Healthcare Services, Inc. (DVCR)

ITEM 1	(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1621 Galleria Boulevard Brentwood, TN 37027

ITEM 2	(a) -	NAME OF PERSON FILING:

Central Funding LLC

ITEM 2	(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

700 Chappell Road Charleston, WV 25304

ITEM 2	(c) -	CITIZENSHIP:

Central Funding LLC is a West Virginia limited liability company.

ITEM 2	(d) -	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2	(e) -	CUSIP NUMBER:

255104101

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

N/A

Page 3 of 4 Pages

ITEM 4 -	OWNERSHIP:

(a) Amount Beneficially Owned:

400,000.0222

(b) Percent of Class:

6.5%

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote

400,000.0222

(ii) shared power to vote or to direct the vote

-0-

(iii) sole power to dispose or to direct the disposition of

400,000.0222

(iv) shared power to dispose or to direct the disposition of

0

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2014
Date

By:	/s/ Lawrence Pack
Signature Lawrence Pack, Managing Partner